                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-9C-3

                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               For the Quarterly Period Ended September 30, 2001

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                                  POWERGEN USA
                          POWERGEN US INVESTMENTS CORP.

--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                                  Powergen plc
                                  City Point
                              1 Ropemaker Street
                                London EC2Y 9HT
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                    For the Quarter Ended September 30, 2001

                                Table of Contents

Item 1.  Organization Chart....................................................1

Item 2.  Issuances and Renewals of Securities and Capital Contributions........8

Item 3.  Associated Transactions...............................................9

Item 4.  Summary of Aggregate Investment......................................14

Item 5.  Other Investments....................................................16

Item 6.  Financial Statements and Exhibits....................................17

Signature Pages...............................................................19

This report covers the quarter ended September 30, 2001.

Item 1. - ORGANIZATION CHART

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
Powergen plc                                   (a)        6/19/98     England and         ____       Holding Company
                                                                         Wales

Powergen US Holdings Limited                   (a)        4/22/99     England and         100%       Holding Company
                                                                         Wales

Powergen US Investments Limited                (a)        3/13/90     England and         100%       Holding Company
                                                                         Wales

Powergen Luxembourg sarl                       (a)        12/4/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Holdings sarl              (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Investments sarl           (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen USA                                   (a)        12/2/00       Delaware          100%       Holding Company

Powergen US Investments Corp.                  (a)        12/2/00       Delaware          100%       Holding Company

 LG&E Energy Corp.                             (a)       11/14/89       Kentucky          100%       Holding Company (exempt)

   LG&E Energy Marketing Inc.                Energy       4/18/84       Oklahoma          100%       Power Marketing

   LG&E Capital Corp. (LCC)                    (a)        4/26/91       Kentucky          100%       Non-Utility Holding
                                                                                                     Company

      LG&E Credit Corp.                      Energy       7/11/97       Kentucky          100%       Consumer Lending Services

      LNGCL Inc.                                *         4/3/92        Delaware          100%       Inactive

      LNGCG Inc.                                *         4/3/92        Delaware          100%       Inactive

      LG&E Home Services Inc.                Energy       1/22/96       Kentucky          100%       Appliance Repair and
                                                                                                     Warranty

      LG&E Enertech Inc.                     Energy      12/21/95       Kentucky          100%       Engineering, Energy
                                                                                                     Management and
                                                                                                     Consulting Services

      FSF Minerals Inc.                      Energy      12/28/98       Kentucky          100%       Owner of Coal Reserves

      LG&E Capital Trimble County LLC        Energy       4/6/01        Delaware          100%       Lease and purchase of
                                                                                                     combustion turbine

      LG&E Energy Privatization              Energy       7/13/98       Kentucky          100%       Bidder on Government
      Services Inc.                                                                                  Privatization Project

      WKE Corp.                                (a)        5/1/98        Kentucky          100%       Investment Holding
                                                                                                     Company
--------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest


                                       1

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
        LCC LLC                              Energy       3/2/99        Kentucky          100%       Owns Options on Mineral
                                                                                                     Rights

        FCD LLC                              Energy       2/17/00       Kentucky          100%       Owns Options and Actual
                                                                                                     Riparian Rights

        Excalibur Development LLC               *         2/17/00       Kentucky          100%       Inactive

      LG&E Power Inc.                          (a)        5/7/80        Delaware          100%       Holding Company for
                                                                                                     Non-Utility Investments

        LG&E Power Engineers and             Energy       3/5/80       California         100%       Engineering and Project
        Constructors Inc.                                                                            Management (Inactive)

           LG&E Power Constructors Inc.         *         6/29/81      California         100%       Inactive

           Ultraclean Incorporated              *         8/1/84       California         100%       Inactive

        LG&E Power Operations Inc.           Energy       6/8/82       California         100%       Power Project Ownership,
                                                                                                     Management & Development

           LG&E/Kelso Power Partners L.P.       *         unknown      California        2% gp       Inactive
                                                                                         49% lp

           HD/WS Corporation                    *        12/11/85      California         100%       Inactive

           LG&E-Westmoreland Rensselaer         *         6/15/92      California         50%        Inactive

           LG&E Power 5 Incorporated            *         3/31/83      California         100%       Inactive

              Babcock-Ultrapower West           *         unknown      California        17% gp      Inactive
              Enfield

           LG&E Power 6 Incorporated            *         9/14/93      California         100%       Inactive

              Babcock-Ultrapower                *         unknown      California        17% gp      Inactive
              Jonesboro

           LG&E Power 11 Incorporated          (a)        4/6/89       California         100%       Former Owner of Power
                                                                                                     Generation Facilities

           LG&E Southampton Incorporated       (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

              LG&E Southampton L.P.            (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 12 Incorporated          (a)        4/6/89       California         100%       Indirect Owner of Power
                                                                                                     Generation Facilities

           LG&E Altavista Incorporated         (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities
--------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive


                                       2

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
              LG&E Altavista L.P.              (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 13 Incorporated          (a)        4/6/89       California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Hopewell Incorporated          (a)       11/15/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

              LG&E Hopewell LP                 (a)       12/28/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 14 Incorporated           *         4/6/89       California         100%       Inactive

              LG&E Power 14-Buena Vista         *         unknown      California        45% gp      Inactive

           LG&E Power 16 Incorporated          (a)        8/3/99       California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power Roanoke                  (a)        8/3/89       California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Roanoke Valley LP           (a)        3/14/90      California        1%gp(1)     Indirect Owner of
                                                                                        99%lp(2)     Generation Facilities

                       Westmoreland-LG&E     Energy       12/1/93       Virginia         50% gp      Generation Facilities
                        Partners

           LG&E  Power 18 Incorporated          *         6/9/88       California         100%       Inactive

           LG&E Erie Partner Incorporated       *        11/16/90      California         100%       Inactive

              Erie Power Partners L.P.          *         unknown      California        1% gp       Inactive
                                                                                         49% lp

           LG&E Power 21 Incorporated          (a)       11/16/90      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 21 Wind                  (a)       12/23/93      California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Power 21 L.P.               (a)       12/27/93      California        1%gp(3)     Indirect Owner of Power
                                                                                        99%lp(4)     Generation Facilities

                Windpower Partners           Energy      12/15/93       Delaware         .5% gp      Generation Facilities
                1993 L.P.                                                               49.5% lp

           LG&E Power 22 Incorporated           *        11/16/90      California         100%       Inactive
--------
(continued...)
gp   general partnership interest
lp   limited partnership interest
(1)  directly held by LG&E Power 16 Incorporated
(2)  directly held by LG&E Power Roanoke Incorporated
(3)  directly held by LG&E Power 21 Incorporated
(4)  directly held by LG&E Power 21 Wind Incorporated


                                       3

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
           LG&E Power 29 Incorporated           *        11/16/93      California         100%       Inactive

           LG&E Power 31 Incorporated          (a)       12/19/94      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

              LQ GP, LLC                       (a)        3/17/01       Delaware          50%        Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 31 Wind                  (a)       12/19/94      California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Power 31 L.P.               (a)         12/94       California        1%gp(5)     Indirect Owner of
                                                                                        99%lp(6)     Generation Facilities

                Windpower Partners           Energy      12/30/94       Delaware        .44% gp      Generation Facilities
                1994 L.P.                                                              32.89% lp

                LQC LP LLC                     (a)        3/17/01       Delaware        33-1/3%      Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 25 Incorporated           *         12/1/95       Delaware          100%       Inactive

           LG&E Power 26 Incorporated           *         12/1/95       Delaware          100%       Inactive

        LG&E Power Development Inc.          Energy      12/12/84      California         100%       Development of QFs and
                                                                                                     EWGs

        LG&E Crown Inc.                        Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        LG&E Minor Facilities Inc.             Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Power Tex Parent Inc.                  Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Llano Gathering Inc.                   Gas       4/20/2000     New Mexico         100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Llano Storage Inc.                     Gas       4/20/2000     New Mexico         100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Ultrasystems Construction Co. Inc.      *        12/26/45      California         100%       Inactive

        HD Energy Corporation                   *        12/24/90       Delaware          100%       Inactive
--------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(5)  directly held by LG&E Power 31 Incorporated
(6)  LG&E Power 31 Wind Incorporated


                                       4

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
           Ultrafuels Incorporated              *         1/5/83       California         100%       Inactive

           Ultrafuels 1 Incorporated            *        12/22/83      California         100%       Inactive

           NuHPI Inc.                           *        11/25/91       Delaware          100%       Inactive

              Ultrapower Biomass Fuels          *        12/11/85      California         100%       Inactive
              Corporation

              Hadson Power Live Oak             *        12/31/87      California         100%       Inactive
              Incorporated

        Hadson Financial Corporation            *         6/25/89       Delaware          100%       Inactive

        LG&E Power Gregory I Inc.              (a)        3/30/78      New Mexico         100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Power Partners LP         Energy       6/1/98         Texas            1%(7)      Owner and Developer of
                                                                                         49%(8)      Power Project

        LG&E Power Gregory II Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Partners LLC              Energy       6/2/98         Texas                       Owner and Developer of
                                                                                                     Power Project

        LG&E Power Gregory III Inc.            (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        LG&E Power Gregory IV Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        Ultrasystems Small Power                *        12/19/85      California         100%       Inactive
        Incorporated

           Ultrasystems Small Power I           *        10/22/86      California         100%       Inactive
           Incorporated

        LG&E Natural Industrial              Energy      12/20/83       Colorado          100%       Natural Gas Marketing
        Marketing Co.                                                                                and Transmission

        Hadson Fuels Inc.                       *         4/22/80       Oklahoma          100%       Inactive

           Triple T Services Inc.               *         2/11/86       Oklahoma          100%       Inactive

        LG&E Natural Canada Inc.                *         1/15/86        Canada           100%       Inactive

        LG&E Fuels Services Inc.             Energy       7/2/98        Delaware          100%       Investment in
                                                                                                     Alternative Fuels

 LG&E Power Tiger Creek LLC                     *         7/21/00       Delaware          100%       Inactive
--------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest
(7)  directly held by LG&E Power Gregory III Inc.
(8)  directly held by LG&E Power Gregory II Inc.


                                       5

                                            Energy or                State/Country   Percentage of
                                           Gas-related    Date of          of            Voting
Name of Reporting Company                    Company    Organization  Organization  Securities Held  Nature of Business
-------------------------                    -------    ------------  ------------  ---------------  ------------------
      KUCC Paris Corporation                   (a)        6/20/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

        Tenaska III Partners Ltd.              (a)        unknown        Texas            15%        Indirect Investment in QF

           Tenaska III Texas Partners        Energy       unknown        Texas            .06%       Interest in QF

      KUCC Ferndale Corporation                (a)        7/12/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

        Tenaska Washington Partners L.P.     Energy       unknown      Washington          5%        QF

      KUCC Portland 34 Corporation             (a)        8/15/94       Kentucky          100%       Inactive

      Portland 34 LTD Corporation              (a)        9/20/94       Kentucky          100%       Inactive

        Portland 34 L.P.                        *         unknown       Kentucky          100%       Inactive

      KUCC Development Corporation              *         1/31/95       Kentucky          100%       Inactive

      KU Solutions Corporation               Energy      11/21/95       Kentucky          100%       Energy Marketing and
                                                                                                     Services


                   Narrative Description of Activities of Each
                         Reporting Company during Period


LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services. These include domestic power generation facilities in Washington (the KUCC Ferndale entities) and Oregon (the Portland 34 entities), all of which are, or are to apply to be, EWG's, QF's or both.

LG&E Credit Corp. and LG&E Home Services Inc. provide energy-related financing, appliance repair, consumer lighting and other services to customers.

LG&E Enertech Inc. provides energy-related consulting, installation and financing services to industrial, commercial and institutional businesses.



--------
(a)  Directly or indirectly holds securities in energy-related companies
*    Inactive
gp   general partnership interest
lp   limited partnership interest

LG&E Energy Privatization Services Inc. is a bidder on certain federal government privatization projects relating to electric distribution infrastructure at military reservations in Kentucky and Tennessee.

WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities), California-Minnesota (the Power 21 entities) and Texas (the Power 31, Power Gregory and KUCC Paris entities), all of which are, or are to apply to be, EWG's, QF's or both.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                         Principal                                Person to Whom                     Consideration
        Company        Type of Security  Amount of   Issue or                      Security was    Collateral Given   Received for
   Issuing Security         Issued       Security    Renewal   Cost of Capital        Issued        with Security    Each Security
   -----------------        ------       --------    -------   ---------------        ------        -------------    -------------
                         Intercompany
   LG&E Capital Corp.        loan       $5,022,000     ---           ---        Due to affiliates        ---              ---

 LG&E Energy Marketing   Intercompany
          Inc.               loan       $47,008,000    ---           ---        Due to affiliates        ---              ---


With respect to transactions with an associate company:

                  Company                              Company                                  Amount of
            Contributing Capital                  Receiving Capital                       Capital Contribution
            --------------------                  -----------------                       --------------------
                   None.

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.

--------------------------------------------------------------------------------------------------------------
                                                                     DIRECT      INDIRECT               TOTAL
 REPORTING COMPANY   ASSOCIATE COMPANY       TYPES OF SERVICES        COSTS       COSTS     COST OF    AMOUNT
RENDERING SERVICES  RECEIVING SERVICES            RENDERED           CHARGED     CHARGED    CAPITAL    BILLED
--------------------------------------------------------------------------------------------------------------
Enertech            Services company       Miscellaneous services   2,779,014                        2,779,014
--------------------------------------------------------------------------------------------------------------
Enertech            LG&E Utility           Labor related                   63                               63
--------------------------------------------------------------------------------------------------------------
Enertech            Kentucky Utilities     Labor related                   10                               10
--------------------------------------------------------------------------------------------------------------
Enertech            Kentucky Utilities     Miscellaneous services       4,939                            4,939
--------------------------------------------------------------------------------------------------------------
Enertech            LEC                    Miscellaneous services     675,914                          675,914
--------------------------------------------------------------------------------------------------------------
Enertech            LCC                    Miscellaneous services     234,788                          234,788
--------------------------------------------------------------------------------------------------------------
Home Services       Services company       Miscellaneous services      22,474                           22,474
--------------------------------------------------------------------------------------------------------------
Home Services       LG&E Utility           Miscellaneous services     922,068                          922,068
--------------------------------------------------------------------------------------------------------------
Home Services       Kentucky Utilities     Miscellaneous services     130,550                          130,550
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     LG&E Power             Convenience payments           296                              296
                    Development
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      69,126                           69,126
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     LG&E Power Services    Convenience payments        14,814                           14,814
                    LLC
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services     743,216                          743,216
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     LG&E Power Operations  Labor related               71,953                           71,953
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments        16,673                           16,673
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services     162,336                          162,336
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     LG&E Power Monroe LLC  Labor related                7,996                            7,996
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments            82                               82
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      48,077                           48,077
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     LEM                    Miscellaneous services       1,720                            1,720
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     Llano Gathering        Convenience payments        71,354                           71,354
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services   1,417,265                        1,417,265
--------------------------------------------------------------------------------------------------------------
LG&E Power Inc.     WKEC                   Labor related               73,869                           73,869
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      14,675                           14,675
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Inc.        Miscellaneous services      90,046                           90,046
  Engineers and
  Constructors
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Inc.        Labor related                5,153                            5,153
  Services LLC
--------------------------------------------------------------------------------------------------------------


                                       9

--------------------------------------------------------------------------------------------------------------
                                                                     DIRECT      INDIRECT               TOTAL
 REPORTING COMPANY   ASSOCIATE COMPANY       TYPES OF SERVICES        COSTS       COSTS     COST OF    AMOUNT
RENDERING SERVICES  RECEIVING SERVICES            RENDERED           CHARGED     CHARGED    CAPITAL    BILLED
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power             Labor related                  714                              714
  Services LLC      Development
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services         906                              906
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Operations  Miscellaneous services     279,877                          279,877
  Services LLC
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Natural           Miscellaneous services         120                              120
  Services LLC      Marketing
--------------------------------------------------------------------------------------------------------------
                                           Labor related                4,063                            4,063
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power             Labor related                4,686                            4,686
  Operations        Development
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments        96,437                           96,437
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Services    Labor related               15,839                           15,839
  Operations        LLC
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments         7,769                            7,769
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Monroe LLC  Labor related               41,832                           41,832
  Operations
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      11,693                           11,693
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments        37,527                           37,527
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Hopewell          Miscellaneous services      38,359                           38,359
  Operations
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power 16          Convenience payments         1,504                            1,504
  Operations
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Roanoke     Convenience payments       152,047                          152,047
  Operations
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power 21          Miscellaneous services   1,314,058                        1,314,058
  Operations
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power 31          Convenience payments         4,300                            4,300
  Operations
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power 31 Wind     Miscellaneous services     729,481                          729,481
  Operations        Inc.
--------------------------------------------------------------------------------------------------------------


                                       10

--------------------------------------------------------------------------------------------------------------
                                                                     DIRECT      INDIRECT               TOTAL
 REPORTING COMPANY   ASSOCIATE COMPANY       TYPES OF SERVICES        COSTS       COSTS     COST OF    AMOUNT
RENDERING SERVICES  RECEIVING SERVICES            RENDERED           CHARGED     CHARGED    CAPITAL    BILLED
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Operations  Miscellaneous services     173,100                          173,100
  Gregory II
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Operations  Miscellaneous services       3,517                            3,517
  Gregory III
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Inc.        Miscellaneous services     119,492                          119,492
  Gregory IV
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Inc.        Miscellaneous services   4,529,070                        4,529,070
  Gregory I
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Operations  Miscellaneous services   2,347,834                        2,347,834
  Gregory I
--------------------------------------------------------------------------------------------------------------
Llano Gathering     LG&E Power Services    Miscellaneous services       4,063                            4,063
                    LLC
--------------------------------------------------------------------------------------------------------------
Llano Gathering     LG&E Minor Facilities  Miscellaneous services     577,267                          577,267
                    Inc.
--------------------------------------------------------------------------------------------------------------
Llano Storage       Llano Gathering        Miscellaneous services      97,805                           97,805
--------------------------------------------------------------------------------------------------------------
Power Tex Parent    Llano Gathering        Miscellaneous services     114,091                          114,091
--------------------------------------------------------------------------------------------------------------
LG&E Crown          Llano Gathering        Miscellaneous services       2,161                            2,161
--------------------------------------------------------------------------------------------------------------
LG&E Power          LEM                    Convenience payments           190                              190
  Operations
--------------------------------------------------------------------------------------------------------------
FSF Minerals        WKEC                   Miscellaneous services       2,000                            2,000
--------------------------------------------------------------------------------------------------------------
FSF Minerals        LEC                    Miscellaneous services       8,812                            8,812
--------------------------------------------------------------------------------------------------------------
KU Solutions        LCC                    Miscellaneous services           0               2,421        2,421
--------------------------------------------------------------------------------------------------------------
KU Solutions        LEC                    Miscellaneous services         118                              118
--------------------------------------------------------------------------------------------------------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.

--------------------------------------------------------------------------------------------------------------
                                                                     DIRECT      INDIRECT               TOTAL
 REPORTING COMPANY   ASSOCIATE COMPANY       TYPES OF SERVICES        COSTS       COSTS     COST OF    AMOUNT
RENDERING SERVICES  RECEIVING SERVICES            RENDERED           CHARGED     CHARGED    CAPITAL    BILLED
--------------------------------------------------------------------------------------------------------------
LG&E Utility        Home Services          Labor related                  537                              537
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments            23                               23
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      80,327                           80,327
--------------------------------------------------------------------------------------------------------------
LG&E Utility        Enertech               Convenience payments           466                              466
--------------------------------------------------------------------------------------------------------------
                                           Miscellaneous services      20,663                           20,663
--------------------------------------------------------------------------------------------------------------
LG&E Utility        KU Solution            Miscellaneous services       3,839                            3,839
--------------------------------------------------------------------------------------------------------------
LG&E Utility        LEM                    Miscellaneous services         469                              469
--------------------------------------------------------------------------------------------------------------
Kentucky Utilities  KU Solutions           Labor related               58,585                           58,585
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments        89,721                           89,721
--------------------------------------------------------------------------------------------------------------
Services Company    Enertech               Miscellaneous services   2,707,557                        2,707,557
--------------------------------------------------------------------------------------------------------------
Services Company    Home Services          Miscellaneous Services   1,163,784                        1,163,784
--------------------------------------------------------------------------------------------------------------
Services Company    KU Solutions           Miscellaneous Services         886                              886
--------------------------------------------------------------------------------------------------------------
Services Company    LG&E Power Inc.        Miscellaneous Services   1,652,543     31,019             1,683,562
--------------------------------------------------------------------------------------------------------------
Services Company    LEM                    Miscellaneous services   2,050,654    620,283             2,670,937
--------------------------------------------------------------------------------------------------------------
WKEC                FCD LLC                Miscellaneous services      24,905                           24,905
--------------------------------------------------------------------------------------------------------------
WKEC                LEM                    Miscellaneous services   3,095,273                        3,095,273
--------------------------------------------------------------------------------------------------------------
Credit Corp.        Home Services          Miscellaneous services       4,481                            4,481
--------------------------------------------------------------------------------------------------------------
LEC                 KUCC Paris             Miscellaneous services     507,078                          507,078
--------------------------------------------------------------------------------------------------------------
LEC                 KUCC Ferndale          Miscellaneous services     182,847                          182,847
--------------------------------------------------------------------------------------------------------------
LEC                 FCD LLC                Miscellaneous services      14,660                           14,660
--------------------------------------------------------------------------------------------------------------
LEC                 LEM                    Miscellaneous services     124,958                          124,958
--------------------------------------------------------------------------------------------------------------
LEC                 FSF Minerals           Miscellaneous services     153,743                          153,743
--------------------------------------------------------------------------------------------------------------
LCC                 Enertech               Miscellaneous services   1,120,929                        1,120,929
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Inc         Miscellaneous services     112,897                          112,897
  Constructors
--------------------------------------------------------------------------------------------------------------
LG&E Power 11       LG&E Power Operations  Miscellaneous services     860,401                          860,401
--------------------------------------------------------------------------------------------------------------
LG&E Power 12       LG&E Power Operations  Miscellaneous services   1,127,185                        1,127,185
--------------------------------------------------------------------------------------------------------------
LG&E Power 13       LG&E Power Operations  Miscellaneous services   1,066,084                        1,066,084
--------------------------------------------------------------------------------------------------------------
LG&E Southampton    LG&E Power Operations  Miscellaneous services      88,763                           88,763
--------------------------------------------------------------------------------------------------------------
LG&E Altavista      LG&E Power Operations  Miscellaneous services     131,496                          131,496
--------------------------------------------------------------------------------------------------------------
LG&E Power 16       LG&E Power Operations  Miscellaneous services     130,542                          130,542
--------------------------------------------------------------------------------------------------------------
LG&E Power Roanoke  LG&E Power Operations  Miscellaneous services  12,977,846                       12,977,846
--------------------------------------------------------------------------------------------------------------
LG&E Power 21       LG&E Power Operations  Miscellaneous services       5,981                            5,981
--------------------------------------------------------------------------------------------------------------
LG&E Power 31       LG&E Power Operations  Miscellaneous services         543                              543
--------------------------------------------------------------------------------------------------------------
KUCC Paris          LG&E Power Operations  Miscellaneous services     180,000                          180,000
--------------------------------------------------------------------------------------------------------------
LG&E Power          LG&E Power Operations  Miscellaneous services       5,704                            5,704
  Development
--------------------------------------------------------------------------------------------------------------
                                           Convenience payments            30                               30
--------------------------------------------------------------------------------------------------------------

Company Names:

LEC                     LG&E Energy Corp.
LCC                     LG&E Capital Corp.
LG&E Utility            Louisville Gas and Electric Company
Kentucky Utilities      Kentucky Utilities Company
WKEC                    Western Kentucky Energy Corp.
Enertech:               LG&E Enertech Inc.
Home Services           LG&E Home Services Inc.
KU Solutions            KUCC Solutions Corporation
LEM                     LG&E Energy Marketing Inc.
Services Company        LG&E Energy Services Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of September 30, 2001                                $11,216,678,000  Line 1,

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                         $1,682,502,000  Line 2

Greater of $50 million or Line 2                                                           $1,682,502,000  Line 3
                                                                                    ----------------------

Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                                          728,881
Energy-related business Category - Rule 58(b)(1)(iv)   (2)                                      3,340,329
Energy-related business Category - Rule 58(b)(1)(v)  (3)                                      658,905,527
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                                     10,618,626
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                                   294,246,422
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                                       5,905,368
                                                                                    ----------------------


Total current aggregate investment                                                            973,745,153  Line 4
                                                                                    ----------------------

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)                                        708,756,847  Line 5
                                                                                    ----------------------

* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the

     Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.


Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)     (1)
Gas-related business Category - Rule 58(b)(2)(ii)    (2)                                       32,341,556
                                                                                    ----------------------

Total current aggregate investment                                                             32,341,556
                                                                                    ----------------------

(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS


 MAJOR LINE OF ENERGY-RELATED    OTHER INVESTMENT IN LAST     OTHER INVESTMENT IN THIS     REASON FOR DIFFERENCE IN
           BUSINESS                    U-9C-3 REPORT                   U-9C-3                  OTHER INVESTMENT
-------------------------------  ------------------------     ------------------------    ---------------------------
Pipeline construction                   109,308,913                 117,670,102           Changes in intercompany
investments (CRC Evans and                                                                advances from 06/30 amount.
affiliates)

International investments               32,336,677                   41,850,509           Changes in investment
(Argentine gas distribution                                                               amounts from 06/30
and Spanish generation)                                                                   amount.

Consumer credit investments               285,133                       290,498           Changes in intercompany
(LG&E Credit Corp)                                                                        advances from 06/30
                                                                                          amount.

Investment in development of            299,452,971                  303,707,971          Change due to increased
combustion turbines  (LG&E                                                                investments in combustion
Capital Corp.)                                                                     turbines.

Investment in special purpose           62,063,180                   109,374,945          Change in payables to
entities used for accounts                                                                associated companies from
receivable securitization                                                                 06/30 amount.
programs (Louisville Gas &
Electric and Kentucky
Utilities)

Unregulated generation                  41,837,353                     45,198,907         Changes in intercompany
investments                                                                               advances from 06/30
                                                                                          amount.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements:



Exhibit A-1         Financial statements for Reporting Companies for the
                    quarterly period ended September 30, 2001. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).)

                    FS-1     FCD LLC
                    FS-2     LCC LLC
                    FS-3     FSF Minerals Inc.
                    FS-4     LG&E Power Gregory IV Inc.
                    FS-5     LG&E Power Gregory III Inc.
                    FS-6     LG&E Power Gregory II Inc.
                    FS-7     LG&E Power Gregory I Inc.
                    FS-8     Gregory Power Partners L.P.
                    FS-9     Gregory Partners, LLC
                    FS-10    LG&E Power Operations
                    FS-11    LG&E Power Services Inc.
                    FS-12    LG&E Power Engineers and Constructors
                    FS-13    LG&E Crown Inc.
                    FS-14    Powertex Parent Inc.
                    FS-15    LG&E Minor Facilities Inc.
                    FS-16    Llano Storage Inc.
                    FS-17    Llano Gathering Inc.
                    FS-18    American Power Inc. (CO.52)
                    FS-19    KUCC Ferndale Corporation
                    FS-20    KUCC Paris Corporation
                    FS-21    KU Solutions Corporation
                    FS-22    LG&E Energy Marketing Inc.
                    FS-23    LG&E Power Inc
                    FS-24    LG&E Natural Canada Inc.
                    FS-25    LG&E Natural Industrial Marketing Co.
                    FS-26    Hadson Financial Corporation
                    FS-27    LG&E Home Services Inc.
                    FS-28    LG&E Enertech Inc.
                    FS-29    Westmoreland-LG&E Partners - Rova II

B.  Exhibits:

Exhibit B-1   Copies of contracts required to be provided by Item 3

              None.


Exhibit B-2   Officer's Certification

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


Date:  November 29, 2001                    Powergen plc


                                            By:  /s/ David J. Jackson
                                                 -------------------------------
                                            Name:    David J. Jackson
                                            Title:   General Counsel and Company
                                                     Secretary

                                   Exhibit B-2

                                   CERTIFICATE


I hereby certify that the Form U-9C-3 for Powergen plc for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601


Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219


Date:  November 29, 2001                    Powergen plc


                                            By:  /s/ David J. Jackson
                                                 -------------------------------
                                            Name:    David J. Jackson
                                            Title:   General Counsel and Company
                                                     Secretary